# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cantor Equity Partners VI, Inc., CIK 0002089536
CUSIP: G1828R101
Title of class of securities: Class A
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 04/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 1910592

## Reporting persons
- Harraden Circle Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 672,350; sole dispositive power 0; shared dispositive power 672,350; aggregate amount beneficially owned 672,350 (5.7% of the class)
- Harraden Circle Investors GP, LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 672,350; sole dispositive power 0; shared dispositive power 672,350; aggregate amount beneficially owned 672,350 (5.7% of the class)
- Harraden Circle Investors GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 672,350; sole dispositive power 0; shared dispositive power 672,350; aggregate amount beneficially owned 672,350 (5.7% of the class)
- Harraden Circle Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 376,029; sole dispositive power 0; shared dispositive power 376,029; aggregate amount beneficially owned 376,029 (3.19% of the class)
- Harraden Circle Special Opportunities, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 128,026; sole dispositive power 0; shared dispositive power 128,026; aggregate amount beneficially owned 128,026 (1.08% of the class)
- Harraden Circle Strategic Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,288; sole dispositive power 0; shared dispositive power 101,288; aggregate amount beneficially owned 101,288 (0.86% of the class)
- Harraden Circle Concentrated, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 67,007; sole dispositive power 0; shared dispositive power 67,007; aggregate amount beneficially owned 67,007 (0.57% of the class)
- Frederick V. Fortmiller, Jr.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 672,350; sole dispositive power 0; shared dispositive power 672,350; aggregate amount beneficially owned 672,350 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Cantor Equity Partners VI, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i) Harraden Circle Investments, LLC ("Harraden Adviser");
ii) Harraden Circle Investors GP, LP ("Harraden GP");
iii) Harraden Circle Investors GP, LLC ("Harraden LLC");
iv) Harraden Circle Investors, LP ("Harraden Fund");
v) Harraden Circle Special Opportunities, LP ("Harraden Special Op Fund");
vi) Harraden Circle Strategic Investments, LP ("Harraden Strategic Fund");
vii) Harraden Circle Concentrated, LP ("Harraden Concentrated Fund"); and
viii) Frederick V. Fortmiller, Jr. ("Mr. Fortmiller")

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund. Harraden GP is the general partner to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund.
Address of principal business office or, if none, residence: 885 Third Avenue, Suite 2600B, New York, NY 10022
Citizenship: Each of Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 672,350
Percent of class: 5.70
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 672,350
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 672,350

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harraden Circle Investments, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (04/28/2026)
- Harraden Circle Investors GP, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner (04/28/2026)
- Harraden Circle Investors GP, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (04/28/2026)
- Harraden Circle Investors, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (04/28/2026)
- Harraden Circle Special Opportunities, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (04/28/2026)
- Harraden Circle Strategic Investments, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (04/28/2026)
- Harraden Circle Concentrated, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (04/28/2026)
- Frederick V. Fortmiller, Jr.: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr. (04/28/2026)